Filed by KKR & Co. L.P.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:  KKR Private Equity Investors, L.P.

Registration No.: 333-144335

KKR Private Equity Investors Reports its Financial Results for the First Quarter Ended March 31, 2009

NAV per Unit of $12.82 as of March 31, 2009

Guernsey, Channel Islands, May 15, 2009 — KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE), a Guernsey limited partnership that is invested predominantly in private equity investments identified by Kohlberg Kravis Roberts & Co. (“KKR”), today reported its financial results for the quarter ended March 31, 2009.  As of March 31, 2009, KPE’s net asset value (“NAV”) was $2,626.1 million, or $12.82 per unit.

George R. Roberts, Co-Founder of KKR and Co-Chairman of KPE’s Managing Partner’s Board of Directors, commented, “We believe that our performance during the first quarter is attributable in large part to our focus on operational improvement, cost reduction and efficiency initiatives, our progress in implementing appropriate capital structures for our portfolio companies, our adherence to procedures for monitoring our investments and our work in helping our companies adapt to the changing global regulatory environment.”

Henry R. Kravis, Co-Founder of KKR and Co-Chairman of KPE’s Managing Partner’s Board of Directors, added, “We remain prudently on guard in terms of the operations of our portfolio companies given the environment. The work of our company management teams, private equity industry teams, KKR Capstone team and capital markets team to improve company operations, address refinancing issues and proactively optimize capital structures allows us to, in general, lower debt to earnings ratios, cut costs, control cash flows and opportunistically access the capital markets.  These initiatives contributed to the slight rise in KPE’s NAV for the first quarter.”

Results of Operations

Operating results of KPE for the quarter ended March 31, 2009 are highlighted as follows:

•                  Net unrealized appreciation on investments and foreign currency transactions was $116.9 million.  Of the total net unrealized appreciation during the quarter ended March 31, 2009, $84.0 million represented the reversal of previously recorded net unrealized depreciation, primarily from the sale of certain interests in co-investments and the remainder of the opportunistic investments in public equities, related derivative instruments and a fixed income investment.  The most significant changes in the unrealized fair value of investments excluding these reversals from December 31, 2008 to March 31, 2009 were:

•                  An increase of $58.1 million in the value of the investment in Dollar General Corporation, which was marked from 1.1 times cost as of December 31, 2008 to 1.3 times cost as of March 31, 2009;

•                  An increase of $52.1 million in the value of the investment in HCA Inc., which was marked from 0.8 times cost as of December 31, 2008 to original cost as of March 31, 2009;

•                  An increase of $24.4 million in the value of the convertible senior notes investment in Sun Microsystems, Inc. (“Sun”);

•                  An unrealized gain of $23.0 million related to investments in KKR Strategic Capital Institutional Fund, Ltd. (“SCF”);

•                  A decrease of $73.0 million in the value of the investment in Energy Future Holdings Corp., which was marked from 0.7 times cost as of December 31, 2008 to 0.5 times cost as of March 31, 2009;

•                  A decrease of $15.2 million in the value of the investment in Capmark Financial Group Inc., which was marked from 0.1 times cost as of December 31, 2008 to nil as of March 31, 2009;

•                  A decrease of $15.2 million in the value of the overall investment in ProSiebenSat.1 Media AG, which was marked on both a Euro and U.S. dollar basis from 0.1 times cost as of December 31, 2008 to less than 0.1 times cost as of March 31, 2009; and

•                  A decrease of $13.9 million in the value of the investment in KION Group GmbH , which was marked on both a Euro and U.S. dollar basis from 0.2 times cost as of December 31, 2008 to 0.1 times cost as of March 31, 2009.

•                  Net realized loss on investments and foreign currency was $93.9 million.  The net realized loss was primarily comprised of $39.8 million from the sale of certain interests in co-investments, $37.1 million from the sale of opportunistic investments, and $28.1 million from the sale of investments by SCF, offset by a realized gain of $11.1 million related to foreign currency transactions.  The co-investment sale resulted in proceeds of $200.4 million to the Investment Partnership, in exchange for certain interests with an original cost basis of $240.3 million that were valued at $211.0 million as of March 31, 2009.  The weighted average discount to fair value for the sale was 5.3 percent.

•                  Net investment loss was $15.6 million, which principally represented interest expense, management fees and general and administrative expenses, offset by interest income.

•                  The net increase in net assets resulting from operations was $7.4 million and KPE’s total return was 0.3 percent during the quarter.

Investments

KPE invests its capital as the sole limited partner of KKR PEI Investments, L.P. (the “Investment Partnership”).  As of March 31, 2009, the fair value of the Investment Partnership’s portfolio, which consisted primarily of private equity investments, net of related financing, was $2,759.8 million, as follows:

•                  Investments of $1,163.0 million in the following KKR private equity funds:

•	KKR 2006 Fund L.P.
•	KKR Asian Fund, L.P.
•	KKR European Fund, Limited Partnership
•	KKR European Fund II, Limited Partnership
•	KKR European Fund III, Limited Partnership
•	KKR Millennium Fund L.P.

•                  Co-investments of $1,220.5 million in the following portfolio companies of KKR’s private equity funds:

•	Alliance Boots GmbH
•	Biomet, Inc.
•	Capmark Financial Group Inc.
•	Dollar General Corporation
•	Energy Future Holdings Corp.
•	First Data Corporation
•	HCA Inc.
•	KION Group GmbH
•	The Nielsen Company B.V.
•	NXP B.V.
•	PagesJaunes Groupe S.A.
•	ProSiebenSat.1 Media AG
•	U.S. Foodservice, Inc.

•                  Negotiated equity investments of $317.8 million, net of related financing, in the following companies:

•	Aero Technical Support & Services S.à r.l.
•	Orient Corporation
•	Sun Microsystems, Inc.

•                  Non-private equity fund investment of $58.5 million in SCF.

Please refer to the schedule of investments as of March 31, 2009, included elsewhere in this release, for detailed amounts of the investments listed above.

Commitments

As of March 31, 2009, the Investment Partnership’s remaining capital commitments related to limited partner interests in KKR’s private equity funds were as follows, with amounts in millions:

KKR 2006 Fund L.P.	$447.8
KKR European Fund III, Limited Partnership	291.2
KKR Asian Fund L.P.	218.9
$957.9

We expect that the unfunded capital commitments presented above will be called over a period of several years.

Subsequent to March 31, 2009, the Investment Partnership submitted subscription documents with respect to a limited partner interest in the KKR Annex Fund representing a capital commitment of $17.6 million, which, if accepted, would reduce its commitment to the KKR European Fund III by the same amount. There can be no assurance whether or when the KKR Annex Fund will be consummated and therefore whether or when the subscription will be accepted.

Liquidity and Capital Resources

As of March 31, 2009, the Investment Partnership had a cash balance of $638.4 million and had $926.2 million outstanding on its $1.0 billion five-year senior secured credit facility established on June 11, 2007.

Subsequent to March 31, 2009 and through May 14, 2009, the Investment Partnership received $200.4 million from the sale of certain interests in co-investments. Taking into account this receipt, the Investment Partnership’s pro forma cash balance was approximately $838.8 million.

The Investment Partnership’s availability for further borrowings under the credit facility was $69.1 million as of May 14, 2009 or $23.5 million assuming that the commitment held by Lehman Commercial Paper Inc., which has declared bankruptcy, will not fund any part of its remaining commitments.

On April 20, 2009, Sun and Oracle Corporation (“Oracle”) announced that they entered into a definitive agreement under which Oracle will acquire Sun common stock for $9.50 per share in cash.  The terms of the Investment Partnership’s senior convertible notes investment in Sun provide that the Investment Partnership has the right to require Sun to purchase such senior convertible notes at par upon the consummation of a fundamental change of Sun, which the Investment Partnership believes includes the acquisition of Sun by Oracle.  There can be no assurance whether or when the pending acquisition of Sun by Oracle will be consummated or whether or when such senior convertible notes will actually be repurchased. If the senior convertible notes are repurchased, the Investment Partnership’s related $350.0 million financing plus accrued interest will be also settled upon such repurchase.

Business Environment

Although certain segments of the global capital market have improved since December 31, 2008, worldwide economies and other segments of the global capital market remain weak and, in general, credit remains scarce and confidence in global financial systems and economic performance has not been fully restored. As a result, sources of liquidity may be more difficult to obtain in the current market environment. The state of the financial markets may also impact other aspects of the business, operations, investments or prospects of KPE and the Investment Partnership in ways that are currently unforeseeable.

Business Combination Transaction

KKR & Co. L.P. and the independent directors of KPE’s general partner continue their process of evaluating the advisability of the pending acquisition of all of the assets and liabilities of KPE by KKR & Co. L.P (the “Transaction”).  As of April 24, 2009, KPE and KKR & Co. L.P. amended the purchase and sale agreement to extend to August 31, 2009 from April 27, 2009, the date by which the Transaction is required to be completed before either party may, subject to certain conditions, terminate such agreement.

Financial Report and Other Information

KPE’s interim financial report, which includes its unaudited financial statements and the unaudited consolidated financial statements of the Investment Partnership, is available on its website (www.kkrprivateequityinvestors.com).  KPE encourages investors to carefully read these documents accompanying this news release.

KPE’s annual information document may be obtained from KPE’s paying agent, ING Bank N.V., at Van Heenvlietlaan 220, 1083 CN Amsterdam, The Netherlands.

Information for Investors — Teleconference and Webcast

KPE will discuss its financial results on a teleconference to be broadcast live on the Internet on Friday, May 15, 2009 at 7:00 p.m. CEST (Amsterdam) / 6:00 p.m. BST (Guernsey) / 1:00 p.m. EDT (New York City). A webcast (listen only) of the teleconference can be accessed via the Investor Relations section of KPE’s website at www.kkrprivateequityinvestors.com.

About KPE

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE) is a Guernsey limited partnership that seeks to create long-term value by participating predominantly in private equity investments identified by Kohlberg Kravis Roberts & Co. (“KKR”).  As of March 31, 2009, KPE’s investment portfolio was substantially comprised of limited partner interests in six KKR private equity funds, co-investments in 13 companies alongside the private equity funds and three negotiated equity investments.  KPE is governed by its general partner’s board of directors, which is required to have a majority of independent directors, and makes its investments as the sole limited partner of another Guernsey limited partnership, KKR PEI Investments, L.P.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions.  Information concerning these ownership and transfer restrictions is included in the Investor Relations section of KPE’s website at www.kkrprivateequityinvestors.com.

No Offering Statement

This release does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from KPE and that will contain detailed information about KPE and management, as well as financial statements.

Forward-Looking Statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations, liquidity, investments, business, net asset value and prospects of KPE and the transaction with KKR & Co. L.P.  By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  KPE does not undertake to update any of these forward-looking statements.

******

Investor Contact:	Media Contacts:
Kate de Mul	Kohlberg Kravis Roberts & Co.
Investor Relations Manager	Peter McKillop
KKR KPE LLC	Kristi Huller
+1.212.659.2026	+1.212.750.8300
media@kkr.com

Additional Information about the Transaction and Where to Find It

This release contains information in respect of the proposed transaction involving KKR & Co. L.P. and KPE. In connection with the proposed transaction, KKR & Co. L.P. has filed with the Securities Exchange Commission (“SEC”) an amendment to its existing Registration Statement on Form S-1 (file no. 333-144335) and will be filing other documents regarding the proposed transaction with the SEC.  INVESTORS AND SECURITY HOLDERS OF KPE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus contained in the registration statement will be mailed or otherwise disseminated to the holders of KPE’s common units. Holders of KPE’s common units will be able to obtain free copies of the final prospectus (when available) and other documents filed with the SEC by KKR & Co. L.P. through the web site maintained by the SEC at www.sec.gov. Free copies of the final prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to KKR & Co. L.P., 9 W. 57th Street, Suite 4200, New York, New York 10019, Attention: Investor Relations.

FINANCIAL SCHEDULES FOLLOW

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(Amounts in thousands, except unit and per unit amounts)

	March 31, 2009	December 31, 2008
ASSETS:

Investments in limited partner interests of KKR PEI Investments, L.P., at fair value	$2,626,592	$2,622,970

Cash and cash equivalents	4,048	2,095
Other assets	71	171

Total assets	2,630,711	2,625,236

LIABILITIES:
Accrued liabilities	4,302	4,927
Due to affiliate	322	1,640

Total liabilities	4,624	6,567

COMMITMENTS AND CONTINGENCIES	—	—

NET ASSETS	$2,626,087	$2,618,669

NET ASSETS CONSIST OF:
Partners’ capital contributions, net (common units outstanding of 204,902,226)	$4,834,517	$4,834,517
Distributable loss	(2,208,430)	(2,215,848)

	$2,626,087	$2,618,669

Net asset value per common unit	$12.82	$12.78

Market price per common unit	$2.93	$3.50

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands)

	Quarter Ended
	March 31, 2009	March 31, 2008
NET INVESTMENT LOSS ALLOCATED FROM KKR PEI INVESTMENTS, L.P.:
Investment income	$3,788	$15,241
Expenses	18,187	34,915
	(14,399)	(19,674)

INVESTMENT INCOME—Interest income	7	26

EXPENSES—General and administrative expenses	1,201	1,446

NET INVESTMENT LOSS	(15,593)	(21,094)

REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND FOREIGN CURRENCY ALLOCATED FROM KKR PEI INVESTMENTS, L.P:
Net realized gain (loss)	(93,899)	3,990
Net change in unrealized appreciation (depreciation)	116,910	(251,819)

Net gain (loss) on investments and foreign currency transactions	23,011	(247,829)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$7,418	$(268,923)

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)
(Amounts in thousands, except common units)

NET ASSETS—DECEMBER 31, 2007	$4,982,373

NET DECREASE IN NET ASSETS FROM OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008:
Net investment loss	(86,174)
Net loss on investments and foreign currency transactions	(2,281,937)

Net decrease in net assets resulting from operations	(2,368,111)

Partners’ capital contributions (issued 352,225 common units)	4,407

NET ASSETS—DECEMBER 31, 2008	2,618,669

NET INCREASE IN NET ASSETS FROM OPERATIONS FOR THE QUARTER ENDED MARCH 31, 2009:
Net investment loss	(15,593)
Net gain on investments and foreign currency transactions	23,011

Net increase in net assets resulting from operations	7,418

NET ASSETS—MARCH 31, 2009	$2,626,087

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF CASH FLOWS (UNAUDITED)
(Amounts in thousands)

	Quarter Ended
	March 31, 2009	March 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in net assets resulting from operations	$7,418	$(268,923)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to cash and cash equivalents provided by operating activities:
Net investment loss allocated from KKR PEI Investments, L.P.	14,399	19,674
Net loss (gain) on investments and foreign currency transactions allocated from KKR PEI Investments, L.P.	(23,011)	247,829
Share-based compensation expense	26	12
Changes in operating assets and liabilities:
Distribution received from KKR PEI Investments, L.P.	4,990	4,990
Decrease in other assets	100	85
Decrease in accrued liabilities	(651)	(349)
Decrease in due to affiliate	(1,318)	(660)

Net cash flows provided by operating activities	1,953	2,658

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Partners’ capital contributions	—	4,407

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,953	7,065

CASH AND CASH EQUIVALENTS—Beginning of period	2,095	452

CASH AND CASH EQUIVALENTS—End of period	$4,048	$7,517

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(Amounts in thousands)

	March 31, 2009	December 31, 2008

ASSETS:
Investments, at fair value:
Opportunistic investments—Class A (cost of $0 and $84,852, respectively)	$—	$41,181
Co-investments in portfolio companies of private equity funds—Class B (cost of $2,423,281 and $2,663,611, respectively)	1,220,469	1,414,743
Negotiated equity investments—Class B (cost of $992,582 and $992,582, respectively)	667,857	649,155
Private equity funds—Class C (cost of $1,685,063 and $1,683,609, respectively)	1,162,992	1,184,958
Non-private equity fund—Class D (cost of $133,975 and $161,148, respectively)	58,482	62,583
	3,109,800	3,352,620

Cash and cash equivalents	638,444	623,316
Cash and cash equivalents held by a non-private equity fund	78	88
Restricted cash	10,897	18,011
Prepaid management fees	4,062	—
Unrealized gain on a foreign currency exchange contract	2,586	3,000
Other assets	204,284	7,689
Total assets	3,970,151	4,004,724

LIABILITIES:
Accrued liabilities	40,650	37,691
Due to affiliates	40	2,864
Securities sold, not yet purchased (proceeds of $0 and $1,785, respectively)	—	1,916
Unrealized loss on foreign currency exchange contracts and an interest rate swap	20,949	32,331
Other liabilities	82	117
Revolving credit agreement	926,193	951,214
Long-term debt	350,000	350,000
Total liabilities	1,337,914	1,376,133

COMMITMENTS AND CONTINGENCIES	—	—

NET ASSETS	$2,632,237	$2,628,591

NET ASSETS CONSIST OF:
Partners’ capital contributions	$4,836,568	$4,836,568
Distributable loss	(2,204,331)	(2,207,977)

	$2,632,237	$2,628,591

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS (UNAUDITED)

 (Amounts in thousands, except percentage amounts)

		March 31, 2009
Investment	Class	Cost	Fair Value	Fair Value as a Percentage of Net Assets

INVESTMENTS BY TYPE:
Opportunistic investments	A	$—	$—	—%

Co-investments in portfolio companies of private equity funds:	B
Dollar General Corporation		214,686	279,092	10.6
HCA Inc.		201,444	201,444	7.7
Alliance Boots GmbH		301,352	172,171	6.5
The Nielsen Company B.V.		156,839	141,155	5.4
Biomet, Inc.		151,443	121,154	4.6
Energy Future Holdings Corp.		200,000	100,000	3.8
First Data Corporation		135,258	81,155	3.1
U.S. Foodservice, Inc.		100,000	80,000	3.0
NXP B.V.		250,000	25,000	1.0
KION Group GmbH		112,824	11,395	0.4
ProSiebenSat.1 Media AG		226,913	7,903	0.3
Capmark Financial Group Inc.		137,321	—	—
PagesJaunes Groupe S.A.		235,201	—	—
		2,423,281	1,220,469	46.4
Negotiated equity investments:	B
Sun Microsystems, Inc. convertible senior notes		701,164	525,000	20.0
Orient Corporation convertible preferred stock		169,706	142,857	5.4
Aero Technical Support & Services S.à r.l. (Aveos)		121,712	—	—
		992,582	667,857	25.4
Private equity funds:	C
KKR 2006 Fund L.P.		1,107,241	808,636	30.7
KKR Millennium Fund L.P.		203,718	128,630	4.9
KKR European Fund, Limited Partnership		202,115	124,944	4.7
KKR Asian Fund L.P.		66,057	51,267	2.0
KKR European Fund II, Limited Partnership		96,955	44,549	1.7
KKR European Fund III, Limited Partnership		8,977	4,966	0.2
		1,685,063	1,162,992	44.2

Non-private equity funds — Investments by KKR Strategic Capital Institutional Fund, Ltd.	D	133,975	58,482	2.2
		$5,234,901	$3,109,800	118.2%

Continued on the following page.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS (UNAUDITED), CONTINUED

 (Amounts in thousands, except percentage amounts)

	March 31, 2009
Investment	Cost	Fair Value	Fair Value as a Percentage of Net Assets

INVESTMENTS BY GEOGRAPHY :
North America	$3,245,698	$2,322,092	88.2%
Europe	1,656,550	517,132	19.7
Asia Pacific	332,653	270,576	10.3
	$5,234,901	$3,109,800	118.2%

INVESTMENTS BY INDUSTRY :
Health Care	$982,585	$742,510	28.2%
Technology	1,126,964	659,633	25.1
Retail	589,894	580,620	22.1
Financial Services	854,592	455,256	17.3
Media/Telecom	763,507	234,087	8.9
Energy	369,808	186,040	7.1
Industrial	438,520	175,281	6.6
Consumer Products	89,860	57,126	2.2
Chemicals	19,171	19,247	0.7
	$5,234,901	$3,109,800	118.2%

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Amounts in thousands)

	Quarter Ended
	March 31, 2009	March 31, 2008

INVESTMENT INCOME:
Interest income	$3,796	$11,901
Dividend income, net of withholding taxes of $0 and $71, respectively	—	3,371
Total investment income	3,796	15,272

EXPENSES:
Management fees	8,232	13,407
Interest expense	9,444	19,640
Dividend expense	—	574
General and administrative expenses	532	1,341
Total expenses	18,208	34,962

NET INVESTMENT LOSS	(14,412)	(19,690)

REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND FOREIGN CURRENCY:
Net realized gain (loss)	(94,095)	3,998
Net change in unrealized appreciation (depreciation)	117,153	(252,343)

Net gain (loss) on investments and foreign currency transactions	23,058	(248,345)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$8,646	$(268,035)

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)

 (Amounts in thousands)

	General Partner	Limited Partner	Total

NET ASSETS—DECEMBER 31, 2007	$10,445	$4,984,533	$4,994,978

DECREASE IN NET ASSETS FROM OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008:
Net investment loss	(47)	(64,657)	(64,704)
Net realized loss on investments and foreign currency transactions	(217)	(104,356)	(104,573)
Net change in unrealized depreciation on investments and foreign currency transactions	(4,529)	(2,177,581)	(2,182,110)
Net decrease in net assets resulting from operations	(4,793)	(2,346,594)	(2,351,387)

Fair value of distributions	(31)	(14,969)	(15,000)
DECREASE IN NET ASSETS	(4,824)	(2,361,563)	(2,366,387)

NET ASSETS—DECEMBER 31, 2008	5,621	2,622,970	2,628,591

INCREASE IN NET ASSETS FROM OPERATIONS FOR THE QUARTER ENDED MARCH 31, 2009:
Net investment loss	(13)	(14,399)	(14,412)
Net realized loss on investments and foreign currency transactions	(196)	(93,899)	(94,095)
Net change in unrealized appreciation on investments and foreign currency transactions	243	116,910	117,153
Net increase in net assets resulting from operations	34	8,612	8,646

Fair value of distributions.	(10)	(4,990)	(5,000)
INCREASE IN NET ASSETS	24	3,622	3,646

NET ASSETS—MARCH 31, 2009	$5,645	$2,626,592	$2,632,237

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Amounts in thousands)

	Quarter Ended
	March 31, 2009	March 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in net assets resulting from operations	$8,646	$(268,035)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to cash and cash equivalents provided by operating activities:
Amortization of deferred financing costs	217	217
Net realized loss (gain) on investments	94,095	(3,998)
Net change in unrealized depreciation (appreciation) on investments	(106,185)	188,185
Decrease (increase) in net unrealized loss on foreign currency exchange contracts and an interest rate swap	(10,968)	64,158
Changes in operating assets and liabilities:
Purchase of opportunistic investments	—	(39,514)
Purchase of securities to settle short sales	(1,580)	(117,940)
Purchase of options	—	(4,774)
Purchase of investments by private equity funds	(1,454)	(106,059)
Purchase of investments by a non-private equity fund	(14,606)	(4,559)
Proceeds from sale of opportunistic investments	47,519	213,502
Proceeds from securities sold short, not yet purchased	—	167,358
Proceeds from options written	—	1,954
Proceeds from the termination of a transaction under a forward foreign currency contact	7,475	—
Proceeds from sale of investments by private equity funds	—	10,270
Proceeds from sale of investments by a non-private equity fund	13,657	245
Decrease in cash and cash equivalents held by a non-private equity fund	10	682
Decrease (increase) in restricted cash	7,114	(30,151)
Increase in prepaid management fees	(4,062)	—
Decrease in other assets	3,588	1,887
Increase in accrued liabilities	2,959	10,048
Decrease in due to affiliates	(2,824)	(10,085)
Decrease in other liabilities	(35)	(3)
Net cash flows provided by operating activities	43,566	73,388

Continued on the following page.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED), CONTINUED

(Amounts in thousands)

	Quarter Ended
	March 31, 2009	March 31, 2008
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on borrowings under the revolving credit agreement	(22,238)	—
Distributions to partners	(5,000)	(5,000)
Net cash flows used in financing activities	(27,238)	(5,000)

Effect of foreign exchange rate changes on cash	(1,200)	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	15,128	68,388
CASH AND CASH EQUIVALENTS—Beginning of period	623,316	255,415
CASH AND CASH EQUIVALENTS—End of period	$638,444	$323,803

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$6,111	$16,188

SUPPLEMENTAL NON-CASH ACTIVITIES:
Increase in other assets for proceeds due from the sale of co-investments	$200,400	$—
Decrease in revolving credit agreement - foreign currency adjustments	(2,028)	—